SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                    ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.
                                (Name of Issuer)

                    ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                                Marshall Dornfeld
                    Advantage Advisers Whistler Fund, L.L.C.
                                 200 Park Avenue
                                   24th Floor
                            New York, New York 10166
                                 (212) 667-4225

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                  April 2, 2004
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:   $25,000,000    (a)     Amount of Filing Fee: $25,635(b)
--------------------------------------------------------------------------------

(a)      Calculated as the aggregate maximum purchase price for Interests.

(b)      Calculated at $126.70 per million of Transaction Valuation.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:      $6540.00
                                   ----------------------------------
         Form or Registration No.:    04631161
                                   ----------------------------------
         Filing Party:  Advantage Advisers Whistler Fund, L.L.C
                        ---------------------------------------
         Date Filed:  October 15, 2003
                      -----------------------------------------

| |      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

| |      third-party tender offer subject to Rule 14d-1.

|X|      issuer tender offer subject to Rule 13e-4.

| |      going-private transaction subject to Rule 13e-3.

| |      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

ITEM 1.           SUMMARY TERM SHEET.

                  As stated in the offering documents of Advantage Advisers Whistler Fund, L.L.C. (the "Fund"), the Fund is offering to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund (each, a "Member" and collectively, the "Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The offer to purchase Interests (the "Offer") will end at 12:00 midnight, Eastern Time, on Thursday, April 29, 2004, unless the Offer is extended. The net asset value of the Interests will be calculated for this purpose on June 30, 2004 or, if the Offer is extended, on the last business day of the month following the month in which the Offer expires (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending March 31, 2005, which the Fund expects will be completed by the end of May 2005 and the audited net asset value will be used to determine the final amount paid for tendered Interests.

                  Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest (or a portion of its Interest) and the Fund purchases that Interest, the Fund will give the Member a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the net asset value of the Interest tendered (valued in accordance with the Fund's First Amended and Restated Limited Liability Company Agreement dated June 5, 2003 (the "LLC Agreement")) determined as of June 30, 2004 (or if the Offer is extended, the net asset value determined on the Valuation Date), less any incentive allocation to the investment adviser.

                  If a Member tenders its entire Interest, the Note will entitle the Member to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund (the "Initial Payment") and will be paid to the Member's brokerage account within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. The Note will also entitle the Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing brokerage account and will pay any interest actually earned thereon PRO RATA to the Members whose Interests have been repurchased. The Contingent Payment (plus any interest earned) will be paid within ten calendar days after the completion of the Fund's annual audit. The Note will be held in the Member's brokerage account through which the Member invested in the Fund.

                  A Member that tenders for purchase only a portion of such Member's Interest will receive a Note that will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund. Payment pursuant to the Note will be made to the Member's brokerage account within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. The Member will be required to maintain a capital account balance equal to the greater of: (1) the current minimum initial investment requirement imposed by the Fund, net of any incentive allocation payable to the investment adviser that would be deducted from the Member's capital account if the Valuation Date of the Interest were a date on which an incentive allocation would otherwise be made (the "Tentative Incentive Allocation"); or (2) the amount of the Tentative Incentive Allocation.

                  The Fund reserves the right to purchase less than the amount tendered by a Member if the purchase would cause the Member's capital account in the Fund to have a value less than the required minimum balance. If the Fund accepts the tender of the Member's entire Interest or a portion of such Member's Interest, the Fund will make payment for the Interests it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund, the withdrawals of its capital from investment funds in which it has invested, or by borrowings (which the Fund does not intend to do).

                  Following this summary is a formal notice of the Offer. The Offer remains open to Members until 12:00 midnight, Eastern Time, on Thursday, April 29, 2004, the expected expiration date of the Offer. Until this time, Members have the right to withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after Thursday, May 27, 2004, 40 business days from the commencement of the Offer, assuming their Interests have not yet been accepted for purchase by the Fund.

                  If a Member would like the Fund to purchase its Interest or a portion of its Interest, it should complete, sign and either: (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to PFPC Inc. at P.O. Box 220, Claymont, Delaware 19703, attention Everett Alcenat; or (ii) fax it to PFPC Inc. at (302) 791-3105 or (302) 793-8132, so that it is received before 12:00 midnight, Eastern Time, on Thursday, April 29, 2004. IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PFPC INC. PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, EASTERN TIME, ON THURSDAY, APRIL 29, 2004). Of course, the value of the Interests will change between February 27, 2004 (the last time prior to the date of this filing as of which net asset value has been calculated), and June 30, 2004, the date as of which the value of the Interests will be determined for purposes of calculating the purchase price for the Interests. Members may obtain the estimated net asset value of their Interests, which the Fund calculates monthly, based upon the information the Fund receives from the managers of the investment funds in which it invests, by contacting PFPC Inc. at (888) 697-9661 or (866) 306-0232 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

                  Please note that just as each Member has the right to withdraw the tender of an Interest, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on Thursday, April 29, 2004. Also realize that although the Offer expires at 12:00 midnight, Eastern Time, on Thursday, April 29, 2004, a Member that tenders its Interest will remain a Member with respect to the Interest tendered and accepted for purchase by the Fund through June 30, 2004, when the net asset value of the Member's Interest is calculated.

ITEM 2.           ISSUER INFORMATION.

                  (a) The name of the issuer is Advantage Advisers Whistler Fund, L.L.C. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225.

                  (b) The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest"
or "Interests," as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer and the limited liability company interests in the Fund or portions thereof that are tendered by the Members pursuant to the Offer.) As of the close of business on February 27, 2004, there was approximately $122,099,135 outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer, the Fund will purchase up to $25 million of Interests that are tendered and not withdrawn as described in ITEM 1, subject to any extension of the Offer.

                  (c) Interests are not traded in any market and any transfer thereof is strictly limited by the terms of the LLC Agreement.

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON.

                  (a) The name of the filing person is Advantage Advisers Whistler Fund, L.L.C. The Fund's principal executive office is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is
(212) 667-4225. The investment adviser of the Fund is Advantage Advisers Management, L.L.C. (the "Adviser"). The principal executive office of the Adviser is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225. The Fund's managers (the "Managers" or "Board of Managers" as the context requires) are Jesse H. Ausubel, Lawrence Becker, James E. Buck, Marshall Dornfeld, Luis F. Rubio and Janet L. Schinderman. Their address is c/o Advantage Advisers Management, L.L.C., 200 Park Avenue, 24th Floor, New York, New York 10166.

ITEM 4.           TERMS OF THIS TENDER OFFER.

                  (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to $25 million of Interests that are tendered by Members and not withdrawn as described in ITEM 1. The initial expiration date of the Offer is 12:00 midnight, Eastern Time, on Thursday, April 29, 2004 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

                          (ii) The purchase  price of Interests  tendered to the
Fund for purchase will be their net asset value as of the Valuation Date if the Offer expires on the Initial Expiration Date or, if the Offer is extended, on the last business day of the month following the month in which the Offer expires.

                          Members may tender their entire Interest, a portion of
their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. Each Member that tenders its entire Interest or a portion thereof that is accepted for purchase by the Fund will be given a non-interest bearing, non-transferable promissory note, (the "Note") within ten calendar days of the acceptance of the Member's Interest. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being purchased by the Fund (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based upon the net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date.

                          If a Member tenders its entire Interest, the Note will
entitle the Member to receive an initial payment in an amount equal to at least 95% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, less any incentive allocation payable to the Adviser (the "Incentive Allocation"), determined as of the Valuation Date (the "Initial Payment"). Payment of this amount will be made within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. The Note will also entitle a Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered by the Member and accepted by the Fund for purchase as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing brokerage account and will pay any interest actually earned thereon PRO RATA to the Members whose Interests have been repurchased. The Contingent Payment (plus any interest earned) will be payable within ten calendar days after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2005, the fiscal year end of the Fund.

                          A Member that tenders for  purchase  only a portion of
such Member's Interest will receive a Note that will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund. Payment pursuant to the Note will be made within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. The Member will be required to maintain a capital account balance equal to the greater of: (1) the current minimum initial investment requirement imposed by the Fund, net of the Incentive Allocation, if any, that would be debited against the Member's capital account if the date of purchase of the Interest or portion thereof were a date on which an Incentive Allocation would otherwise be made (the "Tentative Incentive Allocation"); or (2) the amount of the Tentative Incentive Allocation.

                          The  Note,  pursuant  to which  Members  will  receive
payment for tendered Interests, will be deposited directly into the tendering Member's brokerage account. Any cash payment due pursuant to the Note will be made by wire transfer directly to the tendering Member's brokerage account and will be subject upon withdrawal from such account to any fees that the broker would customarily assess upon the withdrawal of cash from such brokerage account. The Note will be held in the Member's brokerage account through which the Member invested in the Fund.

                          Although  the Fund has  retained the option to pay all
or a portion of the purchase price by distributing marketable securities, in each case, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

                          A copy of:  (a) the  Cover  Letter  to the  Offer  and
Letter of Transmittal; (b) the Offer; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Members that will be sent in connection with the Fund's acceptance of tenders of Interest, are attached hereto as Exhibits A, B, C, D and E, respectively.

                          (iii) The  scheduled  expiration  date of the Offer is
12:00 midnight, Eastern Time, Thursday, April 29, 2004.

                          (iv) Not applicable.

                          (v) The Fund reserves the right,  at any time and from
time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. If the Fund elects to extend the tender period, the purchase price for the tendered Interests will be determined by calculating the estimated net asset value of such Interests as of the close of business on the last business day of the month after the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in
Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or
(c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

                          (vi) A tender of  Interests  may be  withdrawn  at any
time before the Expiration Date and, if Interests have not then been accepted for purchase by the Fund, at any time after Thursday, May 27, 2004, 40 business days from the commencement of the Offer.

                          (vii) Members wishing to tender Interests  pursuant to
the Offer should either: (a) mail a completed and executed Letter of Transmittal to PFPC Inc. ("PFPC"), to the attention of Everett Alcenat, at the address set forth on page 2 of the Offer; or (b) fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Everett Alcenat, at the fax numbers set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

                          Any Member tendering an Interest pursuant to the Offer
may withdraw its tender as described above in ITEM 4(vi). To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers indicated on page 2 of the Offer. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Interests, Interests may be tendered again prior to the Expiration Date by following the procedures described above.

                          (viii) For  purposes  of the  Offer,  the Fund will be
deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when, it gives written notice to the tendering Member of its election to purchase such Member's Interest.

                          (ix) If more than $25  million of  Interests  are duly
tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund will in its sole discretion take one or more of the following actions: (a) accept additional Interests in accordance with Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in
(v) above.

                          (x) The  purchase of  Interests  pursuant to the Offer
will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on July 1, 2004 and thereafter from time to time.

                          (xi) Not applicable.

                          (xii) The following discussion is a general summary of
the Federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Each Member should consult their own tax advisers for a complete description of the tax consequences to such Member of a purchase of their Interests by the Fund pursuant to the Offer.

                          In  general,  a  Member  from  which  an  Interest  is
purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund generally may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

                  (a) (2) Not applicable.

ITEM 5.           PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND
                  AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

                  The Fund's Confidential Memorandum dated July 2003, as supplemented (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. Accordingly, this Offer is made pursuant to such a determination by the Board of Managers. The Fund has previously offered to purchase Interests from Members pursuant to written tenders effective as of December 31, 2000, December 31, 2001, June 30, 2002, December 31, 2002, December 31, 2003 and June 30, 2003.
Those have been the only tender offers made by the Fund.

                  The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager or any person controlling the Fund or controlling the Adviser or any Manager; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Fund has not been purchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                  (a) The purpose of the Offer is to provide liquidity to Members that hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

                  (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of May 1, 2004 and on the first day of each month thereafter, but is under no obligation to do so.

                  (c) Effective February 25, 2004, Howard Singer resigned as Manager and effective February 26, 2004, Marshall Dornfeld was elected to serve as Manager.

                  Other than the aforementioned, the Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund), or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund;
(4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or
(7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A ss. 229.1006
(c) are not applicable to the Fund.

ITEM 7.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $25 million (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

                  (b) Neither the Fund, nor the Board of Managers, nor the Adviser have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Interests, subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, withdrawal of its capital from the investment funds in which it has invested, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The Adviser is entitled under the terms of the LLC Agreement to receive, subject to certain limitations, an incentive allocation, as specified in the LLC Agreement and described in the Confidential Memorandum.

                  (b) Other than the acceptance of subscriptions for Interests as of February 1, 2004, March 1, 2004 and April 1, 2004, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund, the Adviser or any Manager.

ITEM 9.           PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

                  No  persons  have  been  employed,   retained  or  are  to  be
compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.          FINANCIAL STATEMENTS.

                  (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

         Audited financial statements for the year ended March 31, 2002 previously filed on EDGAR on Form N-30D on June 10, 2002; and

         Audited financial statements for the year ended March 31, 2003 previously filed on EDGAR on Form N-30D on June 6, 2003.

         Unaudited financial statements for the period ended September 30, 2003 previously filed on EDGAR on Form N-CSR on December 3, 2003.

                       (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares and consequently does not have earnings per share information.

                       (3) Not applicable.

                       (4) The Fund does not have shares and consequently does not have book value per share information.

                  (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.          ADDITIONAL INFORMATION.

                  (a)  (1) None.

                       (2) None.

                       (3) Not applicable.

                       (4) Not applicable.

                       (5) None.

                  (b) None.

ITEM 12.          EXHIBITS.

                  Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and is incorporated herein by reference:

                  A. Cover Letter to the Offer and Letter of Transmittal.

                  B. The Offer to Purchase.

                  C. Form of Letter of Transmittal.

                  D. Form of Notice of Withdrawal of Tender.

                  E. Forms of Letters  from the Fund to  Members  in  connection with the Fund's acceptance of tenders of Interests.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.

                                                By: Board of Managers

                                                    By: /s/ Marshall Dornfeld
                                                        ------------------------
                                                        Name:  Marshall Dornfeld
                                                        Title: Manager


April 2, 2004

                                  EXHIBIT INDEX


EXHIBIT

A    Cover Letter to Offer to Purchase and Letter of Transmittal.

B    Offer to Purchase

C    Form of Letter of Transmittal.

D    Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.